EXHIBIT 99.1

Vicinity Motor Corp. Receives NASDAQ Notification Letter Regarding Minimum Bid Price Deficiency

VANCOUVER, BC / October 25, 2023 / Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced that it has received a notification letter from the Nasdaq Stock Market LLC (the “NASDAQ”) dated October 24, 2023, notifying the Company that due to its closing bid price being below $1.00 per share for 30 consecutive days, it is not in compliance with the minimum bid price requirement as set forth under NASDAQ Listing Rule 5550(a)(2) for continued listing on the NASDAQ. This press release is issued pursuant to NASDAQ Listing Rule 5810(b), which requires prompt disclosure upon the receipt of a deficiency notification.

In accordance with the NASDAQ Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until April 22, 2024, to regain compliance with NASDAQ Listing Rule 5550(a)(2). To regain compliance, the Company’s shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days, at which point the matter will be closed. In the event that the Company does not regain compliance by April 22, 2024 the Company may be eligible for an additional 180-day period to regain compliance.

The receipt of the Notification Letter has no immediate effect on the listing of the Company’s shares, which will continue to trade uninterrupted on NASDAQ under the ticker “VEV”. The Company will monitor the closing price for its common stock during the compliance period and intends to take all reasonable measures available to regain compliance under the NASDAQ Listing Rules and to maintain the listing of its common stock on the Nasdaq Capital Market.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“VMC”) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@vicinitymotor.com

Investor Relations Contact:
Lucas Zimmerman
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.